Exhibit 99.1

Inspira Signs Term Sheet for Acquisition of Advanced Liquid Biopsy Cancer

Diagnostics Technology and Concurrent $15 Million Investment at $180 Million Valuation

All-share acquisition positions Inspira to expand into a multi-billion dollar diagnostics market with a development-ready innovative technology; transaction structured to include significant protections for existing shareholders of Inspira relating to its existing technologies

RA’ANANA, Israel, January 5, 2026 -- Inspira™ Technologies OXY B.H.N. Ltd. (NASDAQ: IINN) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced it has entered into a non-binding term sheet (the “Term Sheet”), outlining the principal terms of a proposed two-part transaction that would include the acquisition of an advanced liquid biopsy diagnostics business, together with a concurrent $15 million strategic equity investment into the Company, subject to the execution of definitive agreements (the “Definitive Agreements”). The Company expects to finalize and execute the Definitive Agreements within approximately the next four weeks, following which the transaction shall be subject to shareholder approval and customary closing conditions.

Dagi Ben-Noon, Chief Executive Officer of Inspira, commented “We are positioning the Company to expand into a high-growth diagnostics market through the planned acquisition of a development-ready liquid biopsy platform, supported by a clear regulatory pathway, alongside a significant strategic equity investment of $15 million into the Company that reflects a valuation framework driven by the technology’s potential combined with our execution capabilities. Equally important, the transaction has been structured to protect our existing shareholders, preserving their full economic upside to all future realizations of value from our existing respiratory and blood monitoring technologies while providing exposure to a new diagnostics growth opportunity.”

Equity Investment

The proposed transaction includes a $15 million equity investment into the Company, at a premium to the Company’s current market capitalization, by a strategic investor (the “Strategic Investor”), to be made concurrently with the closing of the Definitive Agreements, based on a pre-money valuation of the Company of $180 million. The Company believes this proposed valuation reflects the Strategic Investor’s independent assessment of the value and commercial potential of the liquid biopsy technology combined with Inspira’s existing technology and capabilities. The valuation marks a significant premium over the Company’s current market capitalization.

The identity of the Strategic Investor is expected to be disclosed following shareholder approval and execution of the Definitive Agreements. As part of the transaction structure, Inspira intends to allocate $12 million of the investment proceeds to fund the continued operations and development of its existing respiratory and blood monitoring technologies.

Strategic Acquisition

As part of the proposed transaction, Inspira would acquire an advanced liquid biopsy diagnostics business in an all-share acquisition. The acquisition would enable Inspira to enter the rapidly growing liquid biopsy market through a proprietary platform (the “Platform”) designed to isolate and characterize circulating tumor cells from standard blood samples. The Platform incorporates AI-powered cellular analysis intended to support cancer characterization and treatment decision-making. In clinical validation studies conducted to date across dozens of patient samples, the Platform has demonstrated a high level of concordance with traditional tissue biopsy, highlighting its potential to provide clinically meaningful insights that may complement existing diagnostic approaches.

The Platform’s initial clinical focus is breast cancer, with potential applicability across additional oncology indications. The global liquid biopsy market is projected to reach a market size of approximately $58 billion over the coming decade1, driven by increasing demand for non-invasive cancer detection and treatment monitoring. The acquired technology addresses a specific high-value segment, whole-cell characterization, which provides diagnostic information beyond DNA or RNA-based sequencing approaches. Inspira brings established capabilities in blood-based diagnostics, automation, and clinical execution that are directly applicable to liquid biopsy development.

Following the acquisition, the Company expects to pursue U.S. Food and Drug Administration (“FDA”) clearance for the liquid biopsy platform through the 510(k) regulatory pathway, leveraging established regulatory precedents. Importantly, an existing reimbursement code is already in place for the intended clinical use, providing a clear path to reimbursement upon regulatory clearance.

Shareholder Protection Framework

The proposed transaction would include a dedicated shareholder protection framework designed to preserve the full economic upside of Inspira’s existing respiratory and blood-monitoring platforms for current shareholders, while simultaneously enabling participation in the growth potential of the liquid biopsy platform. Under this framework, Inspira’s shareholders of record at the completion of the Definitive Agreements are expected to receive contingent value rights, ensuring that any future realization of value from Inspira’s respiratory technology assets is allocated exclusively to the existing shareholders. This structure is intended to allow Inspira to expand into a new diagnostics growth platform without diluting the economic interests of its current shareholders in the Company’s established respiratory and blood monitoring technologies.

[1]	https://www.fortunebusinessinsights.com/liquid-biopsy-market-102506

About Inspira Technologies

Inspira Technologies is a commercial-stage medical device company specializing in advanced respiratory support and real-time blood monitoring solutions. The Company’s FDA-cleared INSPIRA™ ART100 system is approved for cardiopulmonary bypass in the U.S. and ECMO (Extracorporeal Membrane Oxygenation) procedures outside the U.S and serves as a foundation for the development of the INSPIRA ART500, a next-generation system designed to deliver oxygenation while patients remain awake and spontaneously breathing. Inspira Technologies is also advancing HYLA™, a proprietary blood sensor platform offering continuous, non-invasive monitoring. With multiple cleared products, a growing IP portfolio, and strategic streamlining of its operations, Inspira Technologies is increasingly positioned as an attractive platform within the life-support and MedTech landscape. For more information, visit: https://inspira-technologies.com.

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential execution of the Definitive Agreements, the timing thereof and the need for shareholder approval for the proposed acquisition, the potential for the closing of the equity financing, the Company’s expansion into a high-growth diagnostics market through the planned acquisition of a development-ready liquid biopsy platform the anticipated valuation of the Company, the potential benefits and advantages of strategic acquisition and establishment of a dual-platform medical technology business, the anticipated timeline for the regulatory approval of the acquired liquid biopsy technology, the expected pursuit of FDA clearance for the biopsy platform through the 510(k) regulatory pathway, the expected use of proceeds from the equity investment, the shareholder protection framework and the expected issuance of contingent value rights and the Company’s future operations and strategic positioning following completion of the transaction. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

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